Exhibit 12

LVB Acquisition, Inc. and Biomet, Inc.

Computation of Ratio of Earnings to Fixed Charges

	Successor						Predecessor(3)
	Year Ended May 31, 2012	Year Ended May 31, 2011	Year Ended May 31, 2010		Year Ended May 31, 2009	Period from July 12, 2007 - May 31, 2008	Period from June 1, 2007 - July 11, 2007
Earnings:
Earnings (loss) before income taxes	$(590.8)	$(1,064.6)	$(141.7)		$(920.4)	$(1,194.3)	$(81.9)
Add: Fixed charges (per below)	$479.8	$498.9	516.4		618.9	603.1	0.3
Total earnings (loss)	$(111.0)	$(565.7)	374.7		$(301.5)	$(591.2)	$(81.6)
Fixed charges:
Interest expense (2)	$479.8	$498.9	$516.4		$618.9	$603.1	$0.3

Total fixed charges	$479.8	$498.9	$516.4		$618.9	$603.1	$0.3

Ratio of earnings to fixed charges	N/A (1)	N/A (1)	N/A	(1)	N/A (1)	N/A (1)	N/A (1)

(1)	Earnings were inadequate to cover fixed charges for the years ended May 31, 2012, 2011, 2010, 2009, for the period from July 12, 2007 through May 31, 2008 and for the period from June 1, 2007 through July 11, 2007 by $590.8 million, $1,064.6 million, $141.7 million, $920.4 million, $1,194.3 million and $81.9 million, respectively.
(2)	Interest expense includes the amortization of deferred financing costs and bond premium.
(3)	The amounts disclosed for the predecessor period are for Biomet, Inc. Prior to July 12, 2007; LVB existed as a shell acquisition company but did not have any material financial or operational activity until the completion of the Offer.